FOIA CONFIDENTIAL TREATMENT REQUESTED BY WIX.COM LTD.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

October 8, 2013

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh, Staff Accountant

Amanda Kim, Staff Accountant

Re:	Wix.com Ltd.

Registration Statement on Form F-1

Filed on October 1, 2013

Reg. No. 333-191508

Dear Ms. Walsh and Ms. Kim:

On behalf of our client, Wix.com Ltd., an Israeli company (the “Company”), we hereby respond to comments provided by you orally in telephonic discussions held on October 2, 3 and 4, 2013 related to the above-referenced registration statement (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2013. All page references in the responses set forth below refer to page numbers in the Registration Statement.

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this Response Letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For

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the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this Response Letter and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “Confidential Treatment Requested by Wix.com Ltd.” and each page is marked for the record with the identifying numbers and code “WIX - 001” through “WIX - 007.”

Factual Background

Sales of Domain Name Registrations

The Company started selling domain name registrations in June 2011. Before that time, the Company did not sell domain name registrations at all, even in connection with a premium subscription. As a result, before June 2011, a premium subscriber was required to purchase a domain name registration through a third party and then connect the domain name to the premium site. This process is still available to registered users that purchase a domain name registration through a third party and also purchase a premium subscription as described under the heading “Connect Your Domain” on page 76 of the Registration Statement.

Since June 2011, domain name registrations can be purchased separately by any Wix registered user. A Wix registered user is a user who has signed up to the Wix platform, even if that user has not created a free website or upgraded a free website with a premium subscription. Domain names can be purchased for one, two or three year periods and, in each case, can also be purchased with or without a privacy option. The privacy option enables the identity of the purchaser to remain private through use of a forwarding service.

Stand-alone domain name registration transactions have to date been spread evenly throughout the year and are not seasonal.

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Population of Stand-Alone Domain Name Registration Transactions

The population of stand-alone domain name registration transactions consists solely of domain name registrations purchased on a stand-alone basis by Wix registered users. The population of stand-alone domain name registration transactions does not include domain names that are purchased as part of a bundle with a premium subscription. However, this population does include a domain name registration purchased by a registered user that also previously purchased a premium subscription unrelated to the subsequent purchase of the domain name registration.

Clarification of Responses to Comments 49 and 50 from July 12, 2013 Response Letter

The Company erroneously stated in its responses to comments 49 and 50 in its letter dated July 12, 2013 that domain names could not be purchased without a premium subscription from the Company. This error stemmed from the fact that the Company has not sought to generate revenues from stand-alone domain name registrations as a core element of its business and the absolute and relative value of these transactions on a revenue and gross margin basis was historically not material.

The following tables set forth the total number of stand-alone domain name registration transactions in 2011, 2012 and the six months ended June 30, 2013 relative to the total number of domain name registration transactions (i.e., both stand-alone transaction and domain name registration transactions bundled with a premium subscription).

Year Ended December 31, 2011	Total Domain Name Registration Transactions	Stand-Alone Domain Name Registration Transactions	As a Percentage
1 Year	[***]	[***]	[***]%
1 Year + Privacy	[***]	[***]	[***]%
2 Years	[***]	[***]	[***]%
2 Years + Privacy	[***]	[***]	[***]%
3 Years	[***]	[***]	[***]%
3 Years + Privacy	[***]	[***]	[***]%

TOTAL	[***]	[***]	[***]%

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Year Ended December 31, 2012	Total Domain Name Registration Transactions	Stand-Alone Domain Name Registration Transactions	As a Percentage
1 Year	[***]	[***]	[***]%
1 Year + Privacy	[***]	[***]	[***]%
2 Years	[***]	[***]	[***]%
2 Years + Privacy	[***]	[***]	[***]%
3 Years	[***]	[***]	[***]%
3 Years + Privacy	[***]	[***]	[***]%

TOTAL	[***]	[***]	[***]%

Six Months Ended June 30, 2013	Total Domain Name Registration Transactions	Stand-Alone Domain Name Registration Transactions	As a Percentage
1 Year	[***]	[***]	[***]%
1 Year + Privacy	[***]	[***]	[***]%
2 Years	[***]	[***]	[***]%
2 Years + Privacy	[***]	[***]	[***]%
3 Years	[***]	[***]	[***]%
3 Years + Privacy	[***]	[***]	[***]%

TOTAL	[***]	[***]	[***]%

Following its review of the above data and considering carefully the Staff’s comments, the Company believes that third-party evidence (“TPE”) should be used to allocate revenue in 2011 based on the small absolute and relative number of transactions in 2011. However, the absolute and relative number of transactions increased significantly in 2012 and in the six months ended June 30, 2013, and the Company therefore believes that there is sufficient evidence to establish vendor specific objective evidence (“VSOE”) in those periods.

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TPE Analysis

Pursuant to the guidance under ASU No. 2009-13, when a sales arrangement contains multiple elements, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its VSOE, if available, TPE, if VSOE is not available, or estimated selling price (“ESP”), if neither VSOE nor TPE is available. If VSOE does not exist for a particular deliverable, reasonable efforts should be used to determine whether TPE exists before defaulting to estimated selling price. These efforts would include analyzing information that is reasonable available without undue cost or effort about a vendor’s own similar products. For the purpose of its TPE analysis the Company reviewed the pricing of domain name sales by comparable companies that offer domain names and privacy options. This was undertaken on the basis that domain names are a commodity and can be purchased from a large number of vendors. The Company believes that TPE analysis is intended to be equivalent to VSOE and, as such, the Company established a narrow range for TPE, such that 80% of transactions fall within plus or minus 15% of the midpoint of the TPE.

The following table shows the amounts of TPE established by the Company:

Domain Product	Wix Price	-15%		Midpoint - Average of Comparable Companies		+15%
1 Year	$14.95	$	[***]	$	[***]	$	[***]
1 Year + Privacy	$24.85	$	[***]	$	[***]	$	[***]
2 Years	$27.90	$	[***]	$	[***]	$	[***]
2 Years + Privacy	$47.70	$	[***]	$	[***]	$	[***]
3 Years	$38.85	$	[***]	$	[***]	$	[***]
3 Years + Privacy	$68.55	$	[***]	$	[***]	$	[***]

The “Wix Price” column in the table above presents the prices for domain names on the Wix.com website. These prices are paid by the majority of the users who purchase stand-alone domain names from the Company. The Wix price was used for preparing the relevant revenue calculations in the Company’s financial statements, and the TPE analysis was used to confirm that each such price was within the TPE range. Based on this analysis, the Company determined that in accordance with the guidance of
ASC 605-25-30-6B, its pricing was within the applicable range evidenced by third party vendors.

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VSOE Analysis

In response to the SEC’s comment, the Company examined whether it had sufficient evidence to establish VSOE for each of the categories of domain name registration transactions on a stand-alone basis. The Company used the same Wix Price as the midpoint for the VSOE analysis. The following table shows the analysis prepared by the Company to establish the VSOE in 2012 and the six months ended June 30, 2013, respectively:

Domain Product	Total Number of Transactions	Total Number of Transactions at the Wix Price	Percentage at the Wix Price	Total Number of Transactions Within the VSOE Range of +/- 15%	Percentage Within the Range
1 Year	[***]	[***]	88%	[***]	93%
1 Year & Privacy	[***]	[***]	90%	[***]	95%
2 Years	[***]	[***]	90%	[***]	92%
2 Years & Privacy	[***]	[***]	90%	[***]	95%
3 Years	[***]	[***]	86%	[***]	90%
3 Years & Privacy	[***]	[***]	91%	[***]	96%

	[***]	[***]		[***]

Domain Product	Total Number of Transactions	Total Number of Transactions at the Wix Price	Percentage at the Wix Price	Total Number of Transactions Within the VSOE Range of +/- 15%	Percentage Within the Range
1 Year	[***]	[***]	87%	[***]	100%
1 Year & Privacy	[***]	[***]	88%	[***]	100%
2 Years	[***]	[***]	92%	[***]	100%
2 Years & Privacy	[***]	[***]	90%	[***]	100%
3 Years	[***]	[***]	91%	[***]	98%
3 Years & Privacy	[***]	[***]	91%	[***]	100%

	[***]	[***]		[***]	100%

In 2012 and the six months ended June 30, 2013, between 90% to 96% and 98% to 100%, respectively, of stand-alone domain name products were sold within the VSOE range. In 2012 and the six months ended June 30, 2013, between 86% to 91% and 87% to 92%, respectively, of stand-alone domain name products were sold at the Wix Price (i.e. no range). VSOE was established in accordance with the guidance of ASC 605-25-30-6A.

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The Company analyzed the entire population of stand-alone transactions for domain name registrations during 2012 and the six months ended June 30, 2013 and concluded that these stand-alone transactions supported a selling price based on VSOE in accordance with ASC 605-25-30-6A. The Company determined that 90% of these transactions were within a narrow range of plus or minus 15% from the midpoint.

Impact on Historical Financial Statements

The Company has considered the impact on its historical financial statements of allocating the revenue from stand-alone domain name transactions in 2012 using VSOE rather than TPE. The Company followed the guidance of SAB topic 1N Materiality and SAB topic 1M Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB Topic 1N requires a materiality evaluation to quantify the effects of an error on each financial statement and related financial statement disclosures. Since correcting the error did not affect the numbers in the financial statements and was not intentional, the Company concluded that it was an immaterial error and proposes to revise the disclosure in Note 2m “Revenue recognition” to the financial statement included in the Registration Statement to state that:

1. domain name registration was based on TPE in 2011 and VSOE in 2012.

2. The change in 2012 from TPE to VSOE is considered a change in accounting estimate in accordance with ASC 250-50-4, “Accounting Changes and Error Corrections”, which did not affect the Company’s income or related per-share amounts.

*     *     *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Jessica Chen at (212) 819-8503 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

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